Exhibit 17.1

December 12, 2017

Mr. Dale Wolf

Molina Healthcare, Inc.

200 Oceangate, Suite 100

Long Beach, Ca 90802

Dear Mr.Wolf,

I have decided to resign from the board of Molina Healthcare effective immediately. I appreciate the confidence in me shown by the shareholders in re-electing me to the board of directors in 2017, but I think it is best that, after serving as a director for over 20 years, I leave the board so that I may pursue other opportunities.

I have seen the company grow from a single clinic established thirty-seven years ago, by my father Dr. C. David Molina to one of the largest health insurance plans in the nation. The company is a recognized leader in providing care for low-income patients served by the Medicaid and Medicare programs and has established a reputation for excellence.

I am proud of the company's many accomplishments over the two decades that I served as a director, and I will miss the many dedicated people with whom I have had to opportunity to serve.

Sincerely,
J. Mario Molina, M.D.